

KOOLBRIDGE
S O L A R

Be part of the journey to revolutionize smart, clean, renewable energy.

The Smart Load Center™ automatically determines how to distribute utility, battery, solar, and/or generator power for maximum savings on the utility bill.



Koolbridge Solar Inc. has developed a patent protected Smart Load Center™ (SLC) that manages multiple incoming sources of energy on a circuit-by-circuit basis. This new invention gives the homeowner complete control over how energy is redistributed throughout the home and reduces energy costs. *Even while the grid is down*, the SLC will direct solar, battery, or generator power throughout the home.

And, the SLC can shed load on a priority basis leaving the homeowner with the most important circuits that need to stay alive during the outage.

The Problem: Today's Residential Solar Solutions Incorporate Outdated Technology

A common misconception of existing solar solutions is that by having solar panels installed in the home, there will be a constant feed of electricity to the home, even in the event of a grid power outage. This is not the case due to how current infrastructure is designed.

Currently, most solar systems are grid-tied and are required to feed electricity back to the grid and run the utility meter backwards. Safety regulations do not allow solar power to be used while the grid is down so that electricians can safely repair power lines.

This introduces an obvious array of problems for homeowners to deal with, the primary one being that they cannot use their solar electricity when the grid is down, **even when the sun is shining.**

Koolbridge Solar has the solution.

The Solution: Koolbridge's Smart Load Center

As technology rapidly evolves around the world, it's time that the residential renewable energy sector evolves with it. The SLC and its underlying technology solves the issue of the frustrated homeowner who is restricted from accessing their solar power during a grid outage.

A perfect incorporation to any home, the Smart Load Center is an interconnected and intelligent replacement for the traditional breaker box. The SLC unlocks an enormous amount of untapped potential for homeowners through data collection, analysis, cost breakdowns, and manual energy redistribution capabilities through Koolbridge's proprietary SLC software.

Not only does the SLC allow for energy redistribution from solar panels, the grid, battery, and generators through its hardware, but the pre-configured software app is where even more magic happens. Native desktop and mobile applications will allow homeowners to manually manage power throughout their home, down to each circuit, if they wish. On the contrary, the SLC can do all of the work of maximizing energy savings automatically. Using data such as weather (both forecasts and real-time data), aggregated power usage statistics, and real-time information on which areas of the home are using the most power, the homeowner can rest assured knowing their energy is being redistributed in a way that saves them the most on their bill.

Paired with a battery or generator, the home will be powered even in the event of a grid power outage. Homeowners can pre-plan which sections of the home are to receive said power. The days of clearing out the refrigerator and being left without air conditioning due to a power outage end with the SLC.

Why Own a Smart Load Center?

Data shows that homeowners are seriously considering solar installations in addition to ways they can make their home more energy efficient. Solar panel installations save energy costs and make customers feel good because they're helping the environment. In some locations, tax credits are given to those who install them. The SLC makes a perfect pair with these systems because it helps customers achieve all of these goals. What good do solar panels provide without appropriate technology to take advantage of them?



Percentage of homeowners who say each is a reason they have installed or would install solar panels at home

Source: Pew Research Center - Dec 17, 2019

Benefits of Owning a Smart Load Center

The Smart Load Center seamlessly integrates tracking of energy from multiple different input sources throughout a residence on a circuit by circuit basis. In addition, here is how the SLC can improve the lives of homeowners.

- Tracks detailed energy usage for each circuit.
- Keeps most important circuits alive during a power outage.
- Maximizes runtime on battery or generators during a power outage.
- Maximizes efficient usage of available energy.
- Self consumption of own solar power saves money at the full grid tariff.

- When used in tandem with solar panels, helps a homeowner become independent of the electrical grid.
- Increased home resale value.
- Increased likelihood of home purchase as new home purchasers are looking for energy-efficient features.
- Lower monthly energy costs.

Patent Protected

The Smart Load Center is protected by a Foundational US Patent 9,735,703 titled "Smart Load Center for Distribution of Power from Two Sources." This patented configuration allows the Smart Load Center to dynamically switch each load in a residential or commercial building, on a circuit-by-circuit basis, between grid, solar, battery, and generator power, all under software control.

This patent gives Koolbridge the exclusive rights to produce and sell any electrical products having:

- Two or more input terminals, each connected to a different source of electrical power: e.g., grid power and a solar system.
- A multi-conductor internal bus which carries the electric current from each power source.
- A multiplicity of switches, each connecting a load-circuit breaker alternatively to one of the other power sources.
- A processor controlling each switch's configuration under software control.
- A control program that switches the loads based on user-defined priority, power availability from all input sources, time of day, instantaneous grid power meter rate, forecasted and/or actual weather, per-load power consumption, and battery charge status.
- Integrated tracking of energy utilization independently for each circuit.
- The ability to dynamically adjust load to match the power being generated.
- The ability to selectively power circuits based on priorities during extended grid power outages.



Smart Load Center: Version 2

Koolbridge Solar Inc. Patent Families

The diversity of the listed Patents uniquely positions Koolbridge Solar to not only further support the growth of the Company within the renewable energy field with advanced products and concepts but are also being made available to companies in the energy field who do not have this advanced technology as part of their product offerings.

Inverter technology

8,937,822	Solar Energy Conversion and Utilization System	001
10,784,710	Transformerless DC to AC converter	036
10,998,755	*Transformerless DC to AC Converter Using Selectively Series-Connected Capacitors and PWM (allowed)*	*064*
2020/0028447	Multi-Level DC to AC Inverter	059
2020/0059166	Multilevel Inverter Having Switch Banks	061
9,634,552	Solid State Phase-Splitting Transformer	016
10,033,302	Rotary Solar Converter	004
10,090,777	Inverter w Independent Current & Voltage Controlled Outputs	043
10,128,774	Inverter Inrush Current Limiting	014
10,148,093	Inter Coupling of Microinverters	010
10,250,162	DC Bias Prevention in Transformerless Inverters	039
2019/0052075	Overcurrent Trip Coordination b/t Inverter and Circuit Breakers	037

Smart Load Center

9,735,703	Smart Load Center for Distribution of Power from Two Sources	002
10,135,361	Residential Electrical Energy Installation	012
10,951,027	SLC Panel	053
2019/0049493	AC Electrical Power Measurements	038

Smart Appliances; Addressable Outlets; Powerline Communication

9,614,588	Smart Appliances	006
9,785,213	Addressable Electrical Outlet	008
9,793,953	Smart Appliances	020
10,536,039	Hybrid Wired-Wireless Communication System for Delivery of power from two or more sources to smart appliances	044
10-2061954	(Korea) Smart Appliances & Addressable Electrical Outlets	042

Solar Energy Wiring/Operation

8,891,211	Potential Arc Fault Detection and Suppression	049
9,190,836	Potential Arc Fault Detection and Suppression	005
10,205,324	Remotely Controlled Photovoltaic String Combiner	013
10,211,640	Adaptive Load Sharing System	019
10,666,161	Safety Shut-Down System for a Solar Energy Installation	051
10,944,263	Neutral Routing for Multiple Electrical Power Sources	057
2018/0006601	Rapid De-Energization of DC Conductors with 2 Power Sources	018
2020/0014206	Dual-Power Electrical Outlets	060

Electrical Wiring/Operation (not limited to solar or dual)

2020/0366086	Fast Fault Current Limiter	056

VALUATION OF INTELLECTUAL PROPERTY OF KOOLBRIDGE SOLAR, INC.

➤ Koolbridge (or the Company) approached Aranca to conduct the business valuation and valuation analysis of intellectual property (IP) and prepare a report to express an opinion on the analyses mentioned above as of March 31, 2021.

➤ Currently, Koolbridge holds 30 patent applications, of which 23 are granted and 7 are in the application stage. The Company has filed patents in the US and South Korea.

➤ Based on our discussion, we understand that the Company's Smart Load Centre (SLC) for the residential market is expected to be commercialized in early 2023 and would remain the sole commercialized product. Therefore, we have not considered sales revenues from SLC for the commercial market or from inverters over the forecast period, i.e., 2021-33. Any significant development on this regard would be an upside for the valuation. On the IP valuation front, we have covered all the filed patents and applications in our analysis.

➤ These patents and applications are expected to enhance the features of SLC and help Koolbridge gain considerable market share in the US and international markets. However, timely availability of funds remains crucial for achieving the set milestones.

➤ Aranca considered valuation approaches specific to IP valuation and determined the Relief from Royalty approach to be the most appropriate to corroborate the results of a fundamental DCF-based valuation.

➤ Based on our analysis and after considering all the relevant factors described in the report presented hereinafter, in our opinion, as of May 21, 2021, the Fair Value of Koolbridge's IP portfolio lies in the range from $21.6 to $24.9 million and the business value ranges between $28.7 to $33.8 million

Table 1: Koolbridge Valuation Summary

(In $ Million)	Intellectual Property Valuation	Business Valuation
DCF Method	21.6	33.8
Relief From Royalty Method	24.9	28.7

Source: Aranca analysis

Data as Value

Making modifications to the home's electrical power flow to reduce energy consumption is not possible without ways to measure it. There are off-the-shelf devices that offer *some* form of controlling and measuring home electricity usage, but these solutions are subpar because they are not directly integrated into the circuit breaker panel box.

This all changes with Koolbridge's software platform and advanced technology inside of the SLC. It gives homeowners an all-access pass to each and every portion of their home's electrical flow, down to the circuit, in real-time. This level of detailed information gives homeowners so much power over their electricity. With Koolbridge's software platform, it is easier than ever to identify inefficient appliances, rooms that take up too much power, and so much more.

The consumer demand to join this energy revolution has been consistently rising for several years now. Which side are you on?



Survey conducted April 29 - May 5, 2020
PEW Research Center

Targeted Markets

The Smart Load Center is a residential energy management and intelligent power redistribution system initially targeting new construction as well as retrofitting existing homes. Both grid-tied and off-grid homes are included.

The projected growth of this $17.0B industry is expected to **double** in the next five years. Koolbridge has identified over *seventeen million* homes in the U.S. during the next five years as potential users of the Smart Load Center.



New Residential
Retrofitted
Manufactured
Off-Grid
Community Solar
1 Million
1 Million
5 Million
5 Million
5 Million
Potential Home Market Customers (17M)



New Residential
Retrofitted
Manufactured
Off-Grid
Community Solar
$2 Billion
$2 Billion
$10 Billion
$10 Billion
$10 Billion
Potential Revenue ($34B)

Koolbridge's Competitive Advantages

- The Koolbridge management team consists of exceptional technology business builders who combined have over 300 years of successful business experience.
- The management team has experience raising equity through public and private markets and has the skillset to take the SLC to market. Our President and CEO, Bill Griffin, created the government division for CompUSA and built that division from the back of a napkin to $150M in revenue over 5 years.
- Koolbridge owns a large portfolio of intellectual property including 24 U.S. patents, 1 international patent, and 5 pending patents.

Join our Journey

Our mission is to revolutionize smart, clean, renewable, and alternative energy. Future generations will benefit from a cleaner atmosphere due to the increased uses of renewable energy.

We believe that the Smart Load Center is the breaker box of the future.

Thank You

Thank you for taking the time to learn about Koolbridge and our mission to provide customers with the best possible residential power redistribution suite.

Contact

For more information, or to make an investment in Koolbridge Solar, please visit the website www.follacapital.com or contact:

Folla Capital, LLC		Koolbridge Solar, Inc.
2002 Eastwood Road, Suite 302		PO Box 1529
Wilmington, NC 28403		Wrightsville Beach, NC 28480
Attn: Clem Seifert, Co-Founder		Attn: Bill Griffin, President and CEO
(910)-756-3433	OR	(910)-256-8784
www.follacapital.com		www.koolbridgesolar.com
cseifert@follacapital.com		bgriffin@koolbridgesolar.com

This document contains statements that are forward-looking. Forward-looking statements are, by nature, risky and uncertain. These risks and uncertainties include international, national, and local economic and market conditions; our ability to sustain, manage, and/or forecast growth; and any other risks that may or may not be presently known.

